(441) 294-7385

June 27, 2008

Re:	XL Capital Ltd
Form 10-K for the fiscal year ended
December 31, 2007

Dear Mr. Rosenberg and Mses. Robertson and Vanjoske :

               This letter is in response to a conversation on June 17, 2008 with Vanessa Robertson of the Securities and Exchange Commission (the “Commission”) that discussed an additional comment from the staff (the “Staff”) of the Commission. XL Capital Ltd (“XL” or the “Company”) had previously responded on May 2, 2008, in response to your letter, dated April 28, 2008 (the “Comment Letter”), and on May 16, 2008 to verbal comments provided by the Staff to the Company on May 7, 2008. The Comment Letter set forth the comments of the Staff of the Commission relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-10804), filed with the Commission on February 29, 2008 (the “Form 10-K”) and related Form 10-K/A filed on March 17, 2008.

               For your convenience, we have reproduced the Staff’s additional comment below, as communicated verbally by the Staff to the Company on June 17, 2008 along with the Company’s corresponding response.

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1.

We have read your response to Comment 2. Although your disclosure indicates that management has ultimate responsibility for the fair value measurements, your disclosure still indicates that the pricing services have determined a fair value of the investment securities. If this is not the case, please clarify. In either case, please describe the techniques and disclose the assumptions used to determine fair value. We reiterate what we told you on April 28, 2008 that while you are not required to indicate or infer that the third party pricing services have determined fair value, when you do, they must be named. We disagree with your conclusion that consents are not required when you in- clude the name in a 1933 Securities Act Filing.

In response to the Staff’s comment, the Company will revise its disclosure prospectively in future filings to omit reference to the use of pricing services for fair value measurements. As such, the Company will include in its 10-Q for the quarter ended June 30, 2008, disclosure related to fair value measurements in substantially the same form attached to this response letter in Appendix 1.

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               At the Staff’s request, the Company has acknowledged that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has fully responded to your comments. However, if you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (441) 294-7385 or by email at stephen.robb@xlgroup.com.

Sincerely,

/s/ Stephen J.H. Robb
Stephen J.H. Robb
Senior Vice President,
Accounting Policy and SEC Reporting Officer

James Rosenberg
Vanessa Robertson
Lisa Vanjoske
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N. W.
Washington, D. C. 20549

VIA EDGAR TRANSMISSION

cc:	Michael S. McGavick
Brian W. Nocco
Kirstin Gould
James C. Fraser
Robert F. Kuzloski

Proposed Disclosure Relating to Fair Value	Appendix 1

Financial Statement Note 2, Significant Accounting Policies

     (a) Fair Value Measurements

     Financial Instruments subject to Fair Value Measurements

     In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under FAS 157, fair value measurements are not adjusted for transaction costs. FAS 157 nullifies the guidance included in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” that prohibited the recognition of a day one gain or loss on derivative contracts (and hybrid financial instruments measured at fair value under FAS 155) where a company was unable to verify all of the significant model inputs to observable market data and/or verify the model to market transactions. However, FAS 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model.

     In addition, FAS 157 prohibits the recognition of “block discounts” for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available for an identical asset or liability in an active market. The provisions of FAS 157 are to be applied prospectively, except changes in fair value measurements that result from the initial application of FAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are to be recorded as an adjustment to beginning retained earnings in the year of adoption.

     The Company adopted FAS 157 as of January 1, 2008. There was no transition adjustment required to opening retained earnings as a result of the adoption of this standard. As noted above, the fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements are not adjusted for transaction costs.

     In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one-year deferral of the application of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 is effective in conjunction with FAS 157 for interim and annual financial statements issued after January 1, 2008. Accordingly, the provisions of FAS 157 have not been applied to goodwill and other intangible assets held by the Company which are measured annually for impairment testing purposes only.

     Basis of Fair Value Measurement

     FAS 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described further below:

  Level 1 — Quoted prices in active markets for identical assets/liabilities (unadjusted); no blockage factors.

  Level 2 — Other observable inputs — include quoted prices for similar assets/liabilities (adjusted) and market corroborated inputs.

  Level 3 — Unobservable inputs.

     An asset or a liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

     Details on assets and liabilities that have been included under the requirements of FAS 157 to illustrate the bases for determining the fair values of the assets and liabilities held by the Company are detailed in the accounting policy sections that follow.

     (b) Cash and Cash Equivalents

     Cash equivalents include fixed interest deposits placed with a maturity of under 90 days when purchased. Bank deposits are not considered to be fair value measurements and as such are not subject to FAS 157 disclosures. Money market funds are classified as Level 1 as these instruments are considered actively traded; however, certificates of deposit are classified as Level 2.

     (c) Total Investments

     Investments Available For Sale

     Investments that are considered available for sale are carried at fair value. The fair value of fixed maturity securities is based upon quoted market values where available, or matrix or other model-derived prices where quoted market values are not available, or through the use of unobservable inputs corroborated by reference to inputs such as broker or underwriter bid indications where matrix or other model-derived prices are not determinable for a particular security. The Company’s pricing methodology utilizes market approaches to valuations using primarily Level 2 inputs in the vast majority of valuations, or some form of discounted cash flow analysis to obtain investment values for a small percentage of fixed maturity securities for which a price is determined. The Company’s pricing methodology will only utilize an estimate of fair value if there is objectively verifiable information available to produce a valuation. Standard inputs to the valuations determined, listed in approximate order of priority for use when available include: reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. The Company’s pricing methodology may prioritize inputs differently on any given day for any security, and not all inputs listed are available for use in the evaluation process on any given day for each security evaluation; however, market indicators, industry and economic events are also monitored. Information of this nature is a trigger to acquire further corroborating market data. When these inputs are not available, “buckets” of similar securities are identified (allocated by asset class types, sectors, sub-sectors, contractual cash flows/structure, and credit rating characteristics) and a form of matrix or other modeled pricing is utilized to determine an appropriate security value which represents the best estimate as to what a buyer in the marketplace would pay for a security in a current sale. In addition, the values determined by the Company’s pricing methodology for a security or class of similar securities, are corroborated against values produced by others within the market.

     For fixed maturity securities where prices cannot be determined through either quoted market values or using a form of matrix or other modeled pricing due to factors specific to the security such as limited liquidity, lack of current transactions, or trades only taking place in privately negotiated transactions, unobservable inputs are utilized in determining the fair value. These are considered Level 3 valuations as significant inputs utilized may be difficult to corroborate with observable market data. The Company’s pricing methodology is to corroborate these values to broker or dealer values where possible, however, sufficient information regarding the specific inputs utilized by the brokers cannot be obtained to support a Level 2 classification.

     The net unrealized appreciation or depreciation on investments, net of tax, is included in “accumulated other comprehensive income (loss).” Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

     Short-term investments comprise investments with a remaining maturity of less than one year and are valued using the same external factors and in the same manner as fixed maturity securities.

     Equity securities include investments in open end mutual funds and shares of publicly traded alternative funds. The fair value of equity securities are based upon quoted market values (Level 1), or monthly net asset value statements provided by the investment managers upon which subscriptions and redemptions can be executed (Level 2).

     All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of equities and fixed income investments are determined on the basis of average cost and amortized cost, respectively. Investment income is recognized when earned and includes interest and dividend income together with the amortization of premium and discount on fixed maturities and short-term investments. For mortgage-backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Prepayment fees or call premiums that are only payable to the Company when a security is called prior to its maturity are earned when received and reflected in net investment income.

     Investment in affiliates

     Investments in which the Company has significant influence over the operating and financial policies of the investee are classified as investments in affiliates on the Company’s balance sheet and are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period as well as its portion of movements in certain of the investee shareholders’ equity balances. When financial statements of the affiliate are not available on a timely basis to record the Company’s share of income or loss for the same reporting periods as the Company, the most recently available financial statements are used. This lag in reporting is applied consistently until timely information becomes available. Significant influence is deemed to exist where the Company has an investment of 20% or more in the common stock of a corporation or an investment of 3% or greater in closed end funds, limited partnerships, LLC’s or similar investment vehicles. The Company records its alternative and private fund affiliates on a one month and three month lag, respectively, and its operating affiliates on a three month lag. Significant influence is considered for other strategic investments on a case-by-case basis. Investments in affiliates are not subject to FAS 157 as they are not fair value measurements. However, impairments associated with investments in affiliates that are deemed to be other-than-temporary are calculated in accordance with FAS 157 and appropriate disclosures included within the financial statements during the period the losses are recorded.

     Other investments

     Contained within this asset class are investments including direct equity investments, investment funds, limited partnerships, equity tranches of collateralized loan participations and certain structured project finance transactions. The Company accounts for its other investments that do not have readily determinable market values at estimated fair value as it has no significant influence over these entities.

     Fair values for other investments, principally other direct equity investments, investment funds and limited partnerships, are primarily based on the net asset value provided by the investment manager or the respective entity, recent financial information, available market data, and in certain cases management judgment may be required. These entities generally carry their trading positions and investments, the majority of which have underlying securities valued using Level 1 or Level 2 inputs, at fair value as determined by their respective investment managers, accordingly, these investments are generally classified as Level 2. Private equity investments are classified as Level 3. The net unrealized appreciation or depreciation on investments, net of tax, is included in “accumulated other comprehensive income (loss).” Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

     Income on unrated tranches of collateralized loan obligations is reflected only to the extent the Company’s principal has been fully recovered. This is not considered to be a fair value measurement under FAS 157 and accordingly these investments have been excluded from FAS 157 disclosures. The carrying value of these investments held by the Company at June 30, 2008 and December 31, 2007 was $xx.x million and $xx.x million, respectively.

     In addition, the Company participates in structured transactions in project finance related areas under which the Company provides a cash loan supporting a trade finance transaction. These transactions are accounted for in accordance with SOP 01-6, “Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the

Activities of Others” under which the loans are considered held for investment as the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff. Accordingly, these funded loan participations are reported in the balance sheet at outstanding principal adjusted for any allowance for loan losses as considered necessary by management. These investments are not considered to be fair value measurements under FAS 157 and accordingly they have been excluded from the FAS 157 disclosures. The carrying value of these investments held by the Company at June 30, 2008 and December 31, 2007 was $xx.x million and $xxx.x million, respectively.

     Securities lending

     The Company engages in a securities lending program whereby certain securities from the Company’s portfolio are loaned to other institutions for short periods of time. The market value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the market value of the loaned securities changes. The Company’s policy is to require initial cash collateral equal to between 102% and 105% of the fair value of the loaned securities depending on the class of assets loaned. The Company retains all economic interest in the securities it lends and receives a fee from the borrower for the temporary use of the securities. In addition, the Company shares a portion of the interest earned on the collateral with the lending agent. The securities lending collateral is included in cash and cash equivalents with a corresponding liability related to the Company’s obligation to return the collateral plus interest included in net payable for investments purchased.

     Other Than Temporary Declines in Investments

     The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the carrying value that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in fair value below carrying value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question, (v) expected future interest rate movements, and (vi) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that declines in fair values are other than temporary, the cost of the security is written down to fair value below carrying value and the previously unrealized loss is therefore realized in the period such determination is made.

     With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

     (d) Derivative Instruments

     The Company recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The changes in fair value of derivatives are shown in the consolidated statement of income as “net realized and unrealized gains and losses on derivative instruments” unless the derivatives are designated as hedging instruments. The accounting for derivatives which are designated as hedging instruments is discussed below. Changes in fair value of derivatives may create volatility in the Company’s results of operations from period to period.

     The Company conducts its derivative activities in three main areas: investment related derivatives, weather and energy derivatives and credit derivatives written by SCA and reinsured by the Company.

     The Company’s direct use of investment related derivatives includes futures, forwards, swaps and option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. The Company uses investment derivatives to manage duration, credit and foreign currency exposure for its investment portfolio as well as to add value to the investment portfolio through replicating permitted investments, provided the use of such investments is incorporated into the overall portfolio evaluation.

     All derivatives are recorded at fair value. On the date the derivative contract is entered into, the Company may designate the derivative as a hedge of the fair value of a recognized asset or liability (“fair value” hedge); a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset or liability (“cash flow” hedge); a hedge of a net investment in a foreign operation; or the Company may not designate any hedging relationship for a derivative contract.

     Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives (futures and options) typically fall within Level 1 of the fair value hierarchy depending on whether they are deemed to be actively traded or not.

     OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations as corroborative evidence or alternative pricing sources where an understanding of the inputs utilized in arriving at the valuations is obtained. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms and specific risks inherent in the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, interest rate swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments comprise the majority of derivatives held by the Company and are typically classified within Level 2 of the fair value hierarchy.

     Certain OTC derivatives trade in less liquid markets with limited pricing information, or required model inputs which are not directly market corroboratable which causes the determination of fair value for these derivatives to be inherently more subjective. Accordingly, such derivatives are classified within Level 3 of the fair value hierarchy. The valuations of less standard or liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Level 1 and Level 2 inputs are regularly updated to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions and/or broker or dealer quotations.

     The Company also has investment related derivatives embedded in certain reinsurance contracts. For a particular life reinsurance contract, the Company pays the ceding company a fixed amount equal to the estimated present value of the excess of guaranteed minimum income benefit (“GMIB”) over the account balance upon the policyholder’s election to take the income benefit. The fair value of this derivative is determined based on the present value of expected cash flows. In addition, the Company has modified coinsurance and funds withheld reinsurance agreements that provide for a return based on a portfolio of fixed income securities; as such, the agreements contain embedded derivatives. The embedded derivative is bifurcated and recorded at fair value with changes in fair value recognized in earnings.

     (e) Fair Values of Other Financial Instruments

     The fair values of financial instruments not disclosed elsewhere in the financial statements approximate their carrying value due to their short-term nature or because they earn or attract interest at market rates. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements of FAS 107, “Disclosures about Fair Value of Financial Instruments.” The fair value of the Company’s notes payable and debt outstanding as at June 30, 2008 and December 31, 2007, is estimated to be $x.x billion and $x.x billion, respectively, and is based on quoted prices.

     Financial Statement Note 3, Fair Value Measurements

     Effective January 1, 2008, the Company adopted FAS 157, which requires disclosures about the Company’s assets and liabilities that are carried at fair value. As required by FAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

     The following tables set forth the Company’s assets and liabilities that were accounted for at fair value as of June 30, 2008 by level within the fair value hierarchy (see Note 2 for further information on the fair value hierarchy):

[Table to be inserted]

     Level 3 Gains and Losses

     The table below presents additional information about assets and liabilities measured at fair value on a recurring basis and for which significant Level 3 inputs were utilized to determine fair value. The table reflects gains and losses for the three and six month periods ended June 30, 2008 for all financial assets and liabilities categorized as Level 3 as of June 30, 2008. The table does not include gains or losses that were reported in Level 3 in prior periods for assets that were transferred out of Level 3 prior to June 30, 2008. Gains and losses for assets and liabilities classified within Level 3 in the table below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, it should be noted that the following table does not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that are either economically hedged by certain exposures to the Level 3 positions or that hedge the exposures in Level 3 positions.

[Table to be inserted]

     The vast majority of Level 3 assets are made up of securities where significant inputs, such as broker price indications, were utilized in determining the value that were difficult to sufficiently corroborate with observable market data to support a Level 2 classification.

     Fixed maturities and short term investments

     In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments as is currently the case for certain U.S. CMOs, ABSs, CMBSs, collateralized debt obligations (CDOs), and other topical assets which include certain securities with underlying sub-prime and related residential mortgage exposures (such as sub-prime first liens and Alt-A asset backed securities) for which sufficient information, such as cash flows or other security structure or market information, is not available to enable a model derived price to be determined. Fixed maturities and short term investments classified within Level 3 are made up of those securities where significant inputs, such as broker price indications, were utilized in determining the value that were difficult to sufficiently corroborate with observable market data to support a Level 2 classification. The fair values of the majority of the Company’s holdings in securities exposed to sub-prime mortgages are generally not based on quoted prices for identical securities, however, where they are based on model-derived valuations in which all significant inputs and significant value drivers are considered to be observable in active markets, these securities continue to be classified within Level 2.

     Other investments

     Included within the Other Investments component of the Company’s Level 3 valuations are private equity investments where the Company is not deemed to have significant influence over the investee. The fair value of these investments is based upon net asset values received from the investment manager. The nature of the underlying investments held by the investee which form the basis of the net asset value include assets such as private business ventures and are such that significant Level 3 inputs are utilized in the determination of the individual underlying holding values and accordingly the fair value of the Company’s investment in each entity is classified within Level 3. The Company’s methodology also incorporates factors such as the most recent financial information received, the values at which capital transactions with the investee take place, and management’s judgment regarding whether any adjustments should be made to the net asset value in recording the fair value of each position.

     Derivative instruments

     Derivative instruments classified within Level 3 include: (i) certain interest rate swaps where the duration of the contract the Company holds exceeds that of the longest term on a market observable input, (ii) weather and energy derivatives, (iii) credit derivatives written by SCA and embedded in reinsurance provided by the Company, (iv) GMIB derivatives embedded within a certain reinsurance contract and (v) put options included within contingent capital facilities. The majority of inputs utilized in the valuations of these types of derivative contracts are considered Level 1 or Level 2, however, each valuation includes at least one Level 3 input that was significant to the valuation and accordingly the values are disclosed within Level 3.

     In addition, see Note 2 for a general discussion of types of assets and liabilities that are classified within Level 3 of the fair value hierarchy as well as the Company’s valuation policies for such instruments.